FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period from December 6, 2003 to January 15, 2004

Commission File Number 000-26854

Metallica Resources Inc.

(Translation of registrant’s name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Exhibit Index
EX-A Press Release dated 11/03/2003
EX-B Material Change Report dated 11/03/2003
EX-C Press Release dated 11/28/03
EX-D Material Change Report dated 11/28/2003
EX-E Preliminary Prospectus dated 10/30/2003
EX-F Ontario Securities Commission Decision Doc.
EX-G Final Prospectus dated 12/04/2003
EX-H Ontario Securities Commission Decision Doc.
EX-I KPMG Cardenal Dosal, S.C. Consent Letter
EX-J PricewaterhouseCoppers Consent - Vancouver
EX-K PricewaterhouseCoopers Consent - Mexico
EX-L Beach, Hepburn LLP Consent Letter
EX-M McMillan Binch LLP Consent Letter
EX-N Knight Piesold & Co. Consent Letter
EX-O WLR Consulting, Inc. Consent Letter
EX-P Washington Group Intl. Consent Letter
EX-Q Glamis Gold Ltd. Consent Letter
EX-R Amended Cerro San Pedro Project Tech. Report
EX-S Press Release dated 12/11/2003
EX-T Material Change Report dated 12/11/2003
EX-U Cerro San Pedro-Development Plan Tech. Report
EX-V Press Release dated 01/12/2004
EX-W Material Change Report dated 01/15/2004
EX-X Washington Group Intl. Consent Letter

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By:	/s/ Bradley J. Blacketor

Name:	Bradley J. Blacketor
Title:	Vice President, Chief Financial Officer and Secretary

Date: January 16, 2004

Exhibit Index

     The following exhibit is filed under this Form 6-K:

EXHIBIT A:	Press Release dated November 3, 2003.
EXHIBIT B:	Material Change Report dated November 3, 2003.
EXHIBIT C:	Press Release dated November 28, 2003
EXHIBIT D:	Material Change Report dated November 28, 2003.
EXHIBIT E:	Preliminary Prospectus dated October 30, 2003 (concerning an offering completed on December 11, 2003).
EXHIBIT F:	Ontario Securities Commission Decision Document dated October 31, 2003.
EXHIBIT G:	Final Prospectus dated December 4, 2003 (concerning an offering completed on December 11, 2003).
EXHIBIT H:	Ontario Securities Commission Decision Document dated December 4, 2003.
EXHIBIT I:	KPMG Cardenas Dosal , S.C. Consent Letter dated December 3, 2003
EXHIBIT J:	PricewaterhouseCoopers LLP (Vancouver) Consent Letter dated December 3, 2003.
EXHIBIT K:	PricewaterhouseCoopers, S.C. (Mexico) Consent Letter dated December 3, 2003.
EXHIBIT L:	Beach, Hepburn LLP Consent Letter dated December 3, 2003.
EXHIBIT M:	McMillan Binch LLP Consent Letter dated December 3, 2003.
EXHIBIT N:	Knight Piesold & Co. Consent Letter dated December 3, 2003.
EXHIBIT O:	WLR Consulting, Inc. Consent Letter dated December 3, 2003.
EXHIBIT P:	Washington Group International Consent Letter dated December 3, 2003.
EXHIBIT Q:	Glamis Gold Ltd. Consent Letter dated December 3, 2003.
EXHIBIT R:	Amended Cerro San Pedro Project Technical Report prepared by WLR Consulting, Inc. dated November 24, 2003.
EXHIBIT S:	Press Release dated December 11, 2003.
EXHIBIT T:	Material Change Report dated December 11, 2003.
EXHIBIT U:	Cerro San Pedro Project Summary Development Plan Technical Report prepared by Washington Group International dated December 31, 2003.
EXHIBIT V:	Press Release dated January 12, 2004.
EXHIBIT W:	Material Change Report dated January 15, 2004.
EXHIBIT X:	Washington Group International Consent Letter dated January 5, 2004.